Exhibit 99.2

Magna International Inc.

First Quarter Report

2022

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2022 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2021 included in our 2021 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at April 28, 2022.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

In the first quarter of 2022, our results were negatively impacted by lower global light vehicle production, compared to the first quarter of 2021. This was largely due to ongoing semiconductor chip shortages and the Russian invasion of Ukraine. Russia’s actions in Ukraine, and measures taken by G7 countries in response, led to the suspension of substantially all vehicle production in Russia and additional supply chain challenges, particularly in Europe. Our results were also negatively impacted by significant net inflationary cost increases in production input costs, including commodities, energy, labour and freight.

In the first quarter of 2022:

•	Global light vehicle production decreased 7% from the first quarter of 2021, including 16% and 4% lower production in our two largest markets Europe and North America, respectively.
•	Total sales decreased 5% to $9.6 billion, compared to $10.2 billion in the first quarter of 2021. The decrease largely reflects lower global light vehicle production, lower assembly volumes and the net weakening of foreign currencies against the U.S. dollar. These were partially offset by the launch of new programs, and customer price increases to recover certain higher production input costs.
•	Excluding foreign currency translation and divestitures, net of acquisitions, total sales decreased 2%.
•	Diluted earnings per share were $1.22 and adjusted diluted earnings per share were $1.28. Adjusted diluted earnings per share decreased $0.58 compared to the first quarter of 2021, primarily as a result of higher production input costs and lower contribution on the decline in sales.
•	Cash from operating activities was $180 million, a decrease of $481 million from the first quarter of 2021.
•	We returned $516 million to shareholders by way of share repurchases and dividends.
•	We redeemed for cash the aggregate principal amount outstanding of our Cdn$425 million 3.100% Senior Notes.

Magna International Inc. First Quarter Report 2022	1

OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 161,000(2) employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 340 manufacturing operations and 89 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general macroeconomic and political conditions; supply chains and infrastructure; availability and relative cost of skilled labour; energy supply; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has and may continue to impact vehicle production volumes, including through: mandatory lockdowns/stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as inflation, and other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; and other factors. Additionally, COVID-19 has and may continue to impact vehicle sales, including through mandatory lockdowns/stay-at-home orders which restrict consumers’ ability to purchase vehicles, as well as through a deterioration in consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as "mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2021, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the first quarter ended March 31, 2022, except as follows:

•	Russian Invasion of Ukraine: Magna’s operations in Russia remain substantially idled. These operations currently consist of six facilities and approximately 2,000 employees which generated sales of $371 million in 2021, substantively to Hyundai and Volkswagen. As at March 31, 2022, our consolidated balance sheet included $440 million related to our investment in Russia, including $160 million of net assets and $280 million of deferred cumulative translation losses in accumulated other comprehensive loss.

The continuing conflict is creating or exacerbating a broad range of risks, including with respect to:

•	global economic growth;
•	global vehicle production volumes;
•	inflationary pressures, including in energy, commodities and transportation/logistics;
•	energy security in Western Europe, particularly in Germany and Austria where we have significant operations; and
•	supply chain fragility.

A material deterioration in any of the foregoing could have a material adverse effect on our business and results of operations.

Additionally, the sanctions regime imposed by G7 and other countries includes a range of measures which reduce the ability of companies from such sanctioning countries to fund or provide products or services to or through their Russian operations. The combination of continuing suspensions of production by western OEMs in Russia, as well as our own continuing idling of operations, may result in material charges to income for amounts recorded on our consolidated balance sheet related to our investment in Russia.

1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

2 Number of employees includes over 152,000 employees at our wholly owned or controlled entities and over 9,000 employees at certain operations accounted for under the equity method.

2	Magna International Inc. First Quarter Report 2022

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months
	ended March 31,
	2022	2021	Change
1 Canadian dollar equals U.S. dollars	0.790	0.790		—
1 euro equals U.S. dollars	1.123	1.205	-	7%
1 Chinese renminbi equals U.S. dollars	0.158	0.154	+	3%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months
	ended March 31,
	2022	2021	Change
North America	3,592	3,751	-	4%
Europe	4,116	4,889	-	16%
China	6,200	6,037	+	3%

Magna International Inc. First Quarter Report 2022	3

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED MARCH 31, 2022

SALES

Sales decreased 5% or $537 million to $9.64 billion for the first quarter of 2022 compared to $10.18 billion for the first quarter of 2021 primarily due to:

•	lower global light vehicle production and assembly volumes;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. sales by $311 million;
•	divestitures, net of acquisitions during and subsequent to the first quarter of 2021, which decreased sales by $64 million; and
•	customer price concessions subsequent to the first quarter of 2021.

These factors were partially offset by the launch of new programs during or subsequent to the first quarter of 2021 and customer price increases to recover certain higher production input costs.

COST OF GOODS SOLD

	For the three months
	ended March 31,
	2022	2021	Change
Material	$5,937	$6,169	$(232)
Direct labour	726	762	(36)
Overhead	1,737	1,731	6
Cost of goods sold	$8,400	$8,662	$(262)

Cost of goods sold decreased $262 million to $8.40 billion for the first quarter of 2022 compared to $8.66 billion for the first quarter of 2021, primarily due to:

•	a decrease in material and direct labour costs in particular associated with lower sales in our Complete Vehicles segment, which has a higher material content compared to our consolidated average;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar cost of goods sold by $278 million; and
•	divestitures, net of acquisitions during and subsequent to the first quarter of 2021, which decreased cost of goods sold by $66 million.

These factors were partially offset by higher production input costs, including commodity, labour, energy and freight costs.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $5 million to $369 million for the first quarter of 2022 compared to $364 million for the first quarter of 2021 primarily due to increased capital deployed at new and existing facilities to support the launch of programs subsequent to the first quarter of 2021 partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar depreciation and amortization by $11 million.

4	Magna International Inc. First Quarter Report 2022

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense decreased $44 million to $386 million for the first quarter of 2022 compared to $430 million for the first quarter of 2021, primarily as a result of:

•	a favourable commercial settlement in the first quarter of 2022;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar SG&A expense by $12 million;
•	divestitures, net of acquisitions during and subsequent to the first quarter of 2021, which decreased SG&A by $8 million; and
•	lower incentive compensation and employee profit sharing.

INTEREST EXPENSE, NET

During the first quarter of 2022, we recorded net interest expense of $26 million compared to $23 million for the first quarter of 2021. The $3 million increase is primarily a result of the $4 million make-whole payment to redeem early the Cdn$425 million 3.100% Senior Notes on February 28, 2022, partially offset by the associated interest savings during the first quarter of 2022.

EQUITY INCOME

Equity income decreased $27 million to $20 million for the first quarter of 2022 compared to $47 million for the first quarter of 2021, primarily as a result of electrification spending in LG Magna e-Powertrain Co., Ltd., which was acquired subsequent to the first quarter of 2021, and reduced earnings on lower sales at certain other equity-accounted entities.

OTHER EXPENSE (INCOME), NET

	For the three months
	ended March 31,
	2022	2021
Losses (gains) on investments (1)	$61	$(33)
Gain on business combinations (2)	—	(40)
Restructuring (3)	—	15
	$61	$(58)

(1)	Losses (gains) on investments

During the first quarter of 2022, we recorded realized losses of $2 million [$2 million after tax] and net unrealized losses of $21 million [$18 million after tax] on the respective disposition and revaluation of certain public and private equity investments. Net unrealized losses of $38 million [$28 million after tax] were also recorded related to the revaluation of certain public company warrants.

During the first quarter of 2021, we recorded unrealized gains of $18 million [$13 million after tax] on the revaluation of certain private equity investments, and $15 million [$11 million after tax] related to the revaluation of certain public company warrants.

(2)	Gain on business combinations

During the first quarter of 2021, we acquired 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. ["Hongli"]. The acquisition included an additional 15% equity interest in two entities for which we previously used equity accounting. On the change in basis of accounting we recognized a $22 million gain [$22 million after tax].

We also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of our European joint venture, Getrag Ford Transmission GmbH.

(3)	Restructuring

During the first quarter of 2021, we recorded net restructuring charges of $15 million [$15 million after tax] in certain equity accounted entities in our Power & Vision segment.

Magna International Inc. First Quarter Report 2022	5

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $420 million for the first quarter of 2022 compared to a $805 million for the first quarter of 2021. This $385 million decrease is a result of the following changes, each as discussed above:

	For the three months
	ended March 31,
	2022	2021	Change
Sales	$9,642	$10,179	$(537)
Costs and expenses
Cost of goods sold	8,400	8,662	(262)
Depreciation and amortization	369	364	5
Selling, general & administrative	386	430	(44)
Interest expense, net	26	23	3
Equity income	(20)	(47)	27
Other expense (income), net	61	(58)	119
Income from operations before income taxes	$420	$805	$(385)

INCOME TAXES

	For the three months ended March 31,
	2022		2021
Income Taxes as reported	$41	9.8%	$183	22.7%
Tax effect on Other expense (income), net	13	1.5	(9)	0.6
Adjustments to Deferred Tax Valuation Allowances	29	6.0	—	—
	$83	17.3%	$174	23.3%

During the first quarter of 2022 we recorded a partial release of valuation allowances against certain deferred tax assets as a result of a tax reorganization ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense (income), net, and the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate decreased to 17.3% for the first quarter of 2022 compared to 23.3% for the first quarter of 2021 primarily due to:

•	net favourable adjustments related to changes in tax laws;
•	favourable adjustments from foreign exchange effects not recognized for U.S. GAAP purposes; and
•	higher favourable impact of research and development credits.

6	Magna International Inc. First Quarter Report 2022

INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $15 million for the first quarter of 2022 compared to $7 million for the first quarter of 2021. This $8 million change was primarily due to improved net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $364 million for the first quarter of 2022 compared to $615 million for the first quarter of 2021. This $251 million decrease was as a result of: a decrease in income from operations before income taxes of $385 million; and an increase of $8 million in income attributable to non-controlling interests; partially offset by a decrease in income taxes of $142 million.

EARNINGS PER SHARE

	For the three months
	ended March 31,
	2022	2021	Change

Earnings per Common Share
Basic	$1.23	$2.04	-	40%
Diluted	$1.22	$2.03	-	40%
Weighted average number of Common Shares outstanding (millions)
Basic	296.6	301.0	-	1%
Diluted	298.1	303.6	-	2%
Adjusted diluted earnings per share	$1.28	$1.86	-	31%

Diluted earnings per share was $1.22 for the first quarter of 2022 compared to diluted earnings per share of $2.03 for the first quarter of 2021. The $0.81 decrease was as a result of lower net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2022. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2021, pursuant to our normal course issuer bids. This decrease was partially offset by the exercise of stock options during or subsequent to the first quarter of 2021.

Other expense (income), net, after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $0.06 in the first quarter of 2022 and positively impacted diluted earnings per share by $0.17 in the first quarter of 2021, as discussed in the "Other expense (income), net" and "Income Taxes" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.28 for the first quarter of 2022 compared to $1.86 in the first quarter of 2021, a decrease of $0.58.

Magna International Inc. First Quarter Report 2022	7

NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED MARCH 31, 2022

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the first quarter of 2022 compared to the first quarter of 2021:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
First quarter of 2021	$10,179	$770		7.6%
Increase (decrease) related to:
Body Exteriors & Structures	52	(98)	-	1.0%
Power & Vision	(110)	(143)	-	1.4%
Seating Systems	73	(6)	-	0.1%
Complete Vehicles	(575)	(30)	+	0.1%
Corporate and Other	23	14	+	0.1%
First quarter of 2022	$9,642	$507		5.3%

Adjusted EBIT as a percentage of sales decreased to 5.3% for the first quarter of 2022 compared to 7.6% for the first quarter of 2021 primarily due to:

•	higher production input costs in proportion to sales, including commodity, energy, freight, and labour costs;
•	inefficiencies and other costs at certain underperforming facilities;
•	higher electrification spending; and
•	lower equity income.

These factors were partially offset by:

•	net favourable commercial items in the first quarter of 2022 compared to net unfavourable commercial items in the first quarter of 2021;
•	lower launch costs;
•	lower employee profit sharing and incentive compensation; and
•	lower net application engineering costs related to certain ADAS programs.

8	Magna International Inc. First Quarter Report 2022

ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 10.4% for the first quarter of 2022 compared to 15.1% for the first quarter of 2021 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital. Other expense (income), net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Invested Capital by 0.5% in the first quarter of 2022 and positively impacted Return on Invested Capital by 1.2% in the first quarter of 2021.

Average Invested Capital increased $505 million to $16.19 billion for the first quarter of 2022 compared to $15.68 billion for the first quarter of 2021, primarily due to:

•	acquisitions, net of divestitures during and subsequent to the first quarter of 2021;

•	an increase in average changes in operating assets and liabilities; and

•	higher net investments.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar.

RETURN ON EQUITY

Return on Equity was 12.0% for the first quarter of 2022 compared to 20.7% for the first quarter of 2021. This decrease was due to lower net income attributable to Magna and higher average shareholders' equity. Other expense (income), net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Equity by 0.6% in the first quarter of 2022 and positively impacted Return on Equity by 1.7% in the first quarter of 2021.

Magna International Inc. First Quarter Report 2022    9

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended March 31,
	Sales			Adjusted EBIT
	2022	2021	Change	2022	2021	Change
Body Exteriors &Structures	$4,077	$4,025	$52	$229	$327	$(98)
Power & Vision	3,046	3,156	(110)	154	297	(143)
Seating Systems	1,376	1,303	73	49	55	(6)
Complete Vehicles	1,275	1,850	(575)	50	80	(30)
Corporate and Other	(132)	(155)	23	25	11	14
Total reportable segments	$9,642	$10,179	$(537)	$507	$770	$(263)

BODY EXTERIORS & STRUCTURES

	For the three months ended March 31,
	2022	2021	Change
Sales	$4,077	$4,025	$52	+	1%
Adjusted EBIT	$229	$327	$(98)	-	30%
Adjusted EBIT as a percentage of sales	5.6%	8.1%		-	2.5%

Sales – Body Exteriors & Structures

Sales increased 1% or $52 million to $4.08 billion for the first quarter of 2022 compared to $4.03 billion for the first quarter of 2021 primarily due to:

•	the launch of programs during or subsequent to the first quarter of 2021, including the:

•	Jeep Wagoneer and Grand Wagoneer;

•	Ford Maverick;

•	Jeep Grand Cherokee and Grand Cherokee L; and

•	Ford Bronco; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	lower global light vehicle production;

•	divestitures, net of acquisitions subsequent to the first quarter of 2021, which decreased sales by $97 million;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $80 million; and

•	customer price concessions subsequent to the first quarter of 2021.

10    Magna International Inc. First Quarter Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $98 million to $229 million for the first quarter of 2022 compared to $327 million for the first quarter of 2021 and Adjusted EBIT as a percentage of sales decreased to 5.6% from 8.1%. These decreases were primarily due to:

•	higher production input costs, including commodity, energy, labour and freight costs; and

•	inefficiencies and other costs at certain underperforming facilities.

These factors were partially offset by:

•	lower unfavourable commercial settlements; and

•	divestitures, net of acquisitions subsequent to the first quarter of 2021.

POWER & VISION

	For the three months ended March 31,
	2022	2021	Change
Sales	$3,046	$3,156	$(110)	-	3%
Adjusted EBIT	$154	$297	$(143)	-	48%
Adjusted EBIT as a percentage of sales	5.1%	9.4%		-	4.3%

Sales – Power & Vision

Sales decreased 3% or $110 million to $3.05 billion for the first quarter of 2022 compared to $3.16 billion for the first quarter of 2021 primarily due to:

•	lower global light vehicle production;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $92 million; and

•	net customer price concessions subsequent to the first quarter of 2021.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first quarter of 2021, including the:

•	Ford Bronco;

•	Jeep Wagoneer and Grand Wagoneer; and

•	Toyota Tundra; and

•	an acquisition during the first quarter of 2021, which increased sales by $37 million.

Magna International Inc. First Quarter Report 2022    11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $143 million to $154 million for the first quarter of 2022 compared to $297 million for the first quarter of 2021 and Adjusted EBIT as a percentage of sales decreased to 5.1% from 9.4%. These decreases were primarily due to:

•	higher production input costs, including commodity, freight, energy and labour costs;

•	higher electrification spending;

•	lower equity income of $14 million;

•	inefficiencies at certain underperforming facilities; and

•	reduced earnings on lower sales.

These factors were partially offset by:

•	higher net favourable commercial settlements;

•	lower net application engineering costs related to certain ADAS programs; and

•	lower launch costs.

SEATING SYSTEMS

	For the three months
	ended March 31,
	2022	2021	Change
Sales	$1,376	$1,303	$73	+	6%
Adjusted EBIT	$49	$55	$(6)	-	11%
Adjusted EBIT as a percentage of sales	3.6%	4.2%		-	0.6%

Sales – Seating Systems

Sales increased 6% or $73 million to $1.38 billion for the first quarter of 2022 compared to $1.30 billion for the first quarter of 2021 primarily due to:

•	the launch of programs during or subsequent to the first quarter of 2021, including the:

•	Jeep Grand Cherokee and Grand Cherokee L;

•	BYD Qin Plus; and

•	Skoda Fabia.

These factors were partially offset by:

•	lower global light vehicle production;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $54 million; and

•	net customer price concessions subsequent to the first quarter of 2021.

12    Magna International Inc. First Quarter Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $6 million to $49 million for the first quarter of 2022 compared to $55 million for the first quarter of 2021 and Adjusted EBIT as a percentage of sales decreased to 3.6% from 4.2%. These decreases were primarily due to higher production input costs, including commodity, labour and freight costs.

These factors were partially offset by earnings on higher sales, lower launch costs and favourable commercial settlements during the first quarter of 2022.

COMPLETE VEHICLES

	For the three months
	ended March 31,
	2022	2021	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	24.6	40.0	-	15.4	-	39%
Sales	$1,275	$1,850		$(575)	-	31%
Adjusted EBIT	$50	$80		$(30)	-	38%
Adjusted EBIT as a percentage of sales	3.9%	4.3%			-	0.4%

(i)            Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 31% or $575 million to $1.28 billion for the first quarter of 2022 compared to $1.85 billion for the first quarter of 2021 and assembly volumes decreased 39%. The decrease in sales is primarily as a result of lower assembly volumes and a $92 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar partially offset by favourable program mix.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $30 million to $50 million for the first quarter of 2022 compared to $80 million for the first quarter of 2021 and Adjusted EBIT as a percentage of sales decreased to 3.9% from 4.3%. These decreases were primarily due to lower earnings on lower assembly volumes, net of contractual fixed cost recoveries on certain programs and higher energy costs. These factors were partially offset by lower employee profit sharing and incentive compensation and higher margins on engineering programs.

Magna International Inc. First Quarter Report 2022    13

CORPORATE AND OTHER

Adjusted EBIT was $25 million for the first quarter of 2022 compared to $11 million for the first quarter of 2021. The $14 million improvement was primarily the result of:

•	amortization related to vesting of additional public company warrants;

•	transactional foreign exchange gains in the first quarter of 2022 compared to losses in the first quarter of 2021; and

•	lower incentive compensation and employee profit sharing.

These factors were partially offset by a decrease in fees received from our divisions.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended March 31,
	2022	2021	Change
Net income	$379	$622
Items not involving current cash flows	370	349
	749	971	$(222)
Changes in operating assets and liabilities	(569)	(310)	(259)
Cash provided from operating activities	$180	$661	$(481)

Cash provided from operating activities

Comparing the first quarters of 2022 to 2021, cash provided from operating activities decreased $481 million primarily as a result of a decrease in production sales.

During the first quarter of 2022, we generated cash from operations of $180 million. The $481 million decrease compared to the first quarter of 2021, is primarily as a result of:

•	a $640 million decrease in cash received from customers; and

•	a $62 million increase in cash paid for labour.

These factors were partially offset by:

•	a $256 million decrease in cash paid for material and overhead; and

•	higher dividends received from equity method investments of $6 million.

Changes in operating assets and liabilities

Consistent with the seasonality of our business, we invested in operating assets and liabilities during the first quarter of 2022. During the first quarter of 2022, we used $569 million for operating assets and liabilities primarily as a result of higher operating activity in the month of March 2022 compared to the month of December 2021. Specifically, we used cash for operating assets and liabilities for:

•	an increase in production accounts receivables due to higher sales in the first quarter of 2022 compared to the fourth quarter of 2021;

•	increased production inventory related to supply chain and customer disruptions; and

•	an increase in tooling investment related to timing of program launches and higher material costs.

These uses of cash were partially offset by an increase in accounts payable.

14    Magna International Inc. First Quarter Report 2022

INVESTING ACTIVITIES

	For the three months
	ended March 31,
	2022	2021	Change
Fixed asset additions	$(238)	$(212)
Increase in investments, other assets and intangible assets	(64)	(104)
Increase in public and private equity investments	(2)	(3)
Fixed assets, investments, other assets and intangible assets additions	(304)	(319)
Proceeds from dispositions	23	19
Proceeds on disposal of facilities	6	—
Settlement of long-term receivable from non-consolidated joint venture	—	50
Business combinations	—	39
Cash used for investing activities	$(275)	$(211)	$(64)

Cash used for investing activities in the first quarter of 2022 was $64 million higher compared to the first quarter of 2021. The change between the first quarter of 2022 and the first quarter of 2021 was primarily due to a $50 million cash receipt from a non-consolidated joint venture and net cash receipts from business combinations of $39 million during the first quarter of 2021.

FINANCING ACTIVITIES

	For the three months
	ended March 31,
	2022	2021	Change
Repurchase of Commons Shares	$(383)	$(162)
Repayments of debt	(357)	(34)
Dividends paid	(133)	(130)
Tax withholdings on vesting of equity awards	(14)	(12)
Decrease in short-term borrowings	1	(101)
Issue of Common Shares on exercise of stock options	4	83
Issues of debt	28	9
Cash used for financing activities	$(854)	$(347)	$(507)

During the first quarter of 2022 we repurchased 5.8 million Common Shares under normal course issuer bids for aggregate cash consideration of $383 million.

During the first quarter of 2022, we redeemed all of the Cdn$425 million [$336 million] 3.100% Senior Notes due 2022 for $340 million. The redemption price included a $4 million make-whole payment which has been included in interest expense.

Cash dividends paid per Common Share were $0.45 for the first quarter of 2022 compared to $0.43 for the first quarter of 2021.

Magna International Inc. First Quarter Report 2022    15

FINANCING RESOURCES

	As at	As at
	March 31,	December 31,
	2022	2021	Change
Liabilities
Long-term debt due within one year	$127	$455
Current portion of operating lease liabilities	276	274
Long-term debt	3,501	3,538
Operating lease liabilities	1,369	1,406
	$5,273	$5,673	$(400)

Financial liabilities decreased $400 million to $5.27 billion as at March 31, 2022 primarily as a result of redeeming the Cdn$425 million [$336 million] 3.100% Senior Notes during the first quarter of 2022.

CASH RESOURCES

In the first quarter of 2022, our cash resources decreased by $1.0 billion to $2.0 billion, primarily as a result of cash used for financing and investing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2022, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at April 28, 2022 were exercised:

Common Shares	292,323,837
Stock options (i)	6,045,016
298,368,853

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2022 that are outside the ordinary course of our business. Refer to our MD&A included in our 2021 Annual Report.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 14, "Contingencies" of our unaudited interim consolidated financial statements for the three months ended March 31, 2022, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2021.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16    Magna International Inc. First Quarter Report 2022

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months ended March 31,
	2022	2021
Net Income	$379	$622
Add (deduct):
Interest expense, net	26	23
Other expense (income), net	61	(58)
Income taxes	41	183
Adjusted EBIT	$507	$770

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months
	ended March 31,
	2022	2021
Sales	$9,642	$10,179
Adjusted EBIT	$507	$770
Adjusted EBIT as a percentage of sales	5.3%	7.6%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months
	ended March 31,
	2022	2021
Net income attributable to Magna International Inc.	$364	$615
Add (deduct):
Other expense (income), net	61	(58)
Tax effect on Other expense (income), net	(13)	9
Adjustments to Deferred Tax Valuation Allowances	(29)	—
Adjusted net income attributable to Magna International Inc.	383	566
Diluted weighted average number of Common Shares outstanding during the period (millions)	298.1	303.6
Adjusted diluted earnings per share	$1.28	$1.86

Magna International Inc. First Quarter Report 2022    17

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis.

	For the three months
	ended March 31,
	2022	2021
Net Income	$379	$622
Add (deduct):
Interest expense, net	26	23
Income taxes on Interest expense, net
at Magna's effective income tax rate:	(4)	(5)
After-tax operating profits	401	640
Other expense (income), net	61	(58)
Tax effect on Other expense (income), net	(13)	9
Adjustments to Deferred Tax Valuation Allowances	(29)	—
Adjusted After-tax operating profits	$420	$591

	As at March 31,
	2022	2021
Total Assets	$28,822	$29,705
Excluding:
Cash and cash equivalents	(1,996)	(3,464)
Deferred tax assets	(464)	(382)
Less Current Liabilities	(10,440)	(10,472)
Excluding:
Long-term debt due within one year	127	137
Current portion of operating lease liabilities	276	244
Invested Capital	$16,325	$15,768

	For the three months
	ended March 31,
	2022	2021
After-tax operating profits	$401	$640
Average Invested Capital	$16,185	$15,680
Return on Invested Capital	9.9%	16.3%

	For the three months ended March 31,
	2022	2021
Adjusted After-tax operating profits	$420	$591
Average Invested Capital	$16,185	$15,680
Adjusted Return on Invested Capital	10.4%	15.1%

RETURN ON EQUITY

	For the three months
	ended March 31,
	2022	2021
Net income attributable to Magna International Inc.	$364	$615
Average Shareholders' Equity	$12,132	$11,886
Return on Equity	12.0%	20.7%

18    Magna International Inc. First Quarter Report 2022

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Russian Invasion of Ukraine

• Disruption of production in Russia

• Lower industry production volumes and lower Magna sales

• Higher energy, commodity, transportation/logistics and other input costs

• Potential disruption of energy supply to Western European operations

• Disruption of supply chains, including potential worsening of semiconductor chip shortage

• Increasing cybersecurity threats

• Potential asset impairment charges

• Expropriation risks

Impact of the global semiconductor shortage

• Risks related to OEM actions in response to the semiconductor chip shortage such as unplanned shutdowns of production lines and/or plants; reductions in OEM vehicle production plans; and changes to OEM product mix. These risks include:

• Lower sales

• Production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production priorities

• Premium freight costs to expedite shipments; and/or other unrecoverable costs

• Skilled labour attraction/retention

• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the semiconductor chip shortage

Impact of energy shortages

• Risks related to production shutdowns due to energy shortages/rationing. These risks include:

• Lower sales

• Higher energy costs

• Premium freight costs to expedite shipments; and/or other unrecoverable costs

• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to production shutdowns resulting from energy rationing

Impact of supply chain disruptions

• Risks related to supply chain disruptions, such as magnesium and silicon shortages, include:

• Lower sales

• Higher commodity costs

• Production inefficiencies due to production lines being stopped/restarted unexpectedly

• Premium freight costs to expedite shipments; and/or other unrecoverable costs

• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the commodity shortages

Inflationary price increases

• Commodity cost volatility

• Increase in our cost structure as a result of inability to offset inflationary price increases through continuous improvement actions, price increases, adjustments to our own operations or otherwise

• Price increases or surcharges from sub-suppliers in connection with inflationary pressures they face

• Skilled labour attraction/retention

Impact of COVID-19

• Risks related to mandatory stay-at-home orders/lockdowns, including in parts of China, which could impact vehicle sales, vehicle production and our own production

• Economic impact of COVID-19 on consumer confidence

Magna International Inc. First Quarter Report 2022	19

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•      economic cyclicality;

•      regional production volume declines;

•      intense competition;

•      potential restrictions on free trade;

•      trade disputes/tariffs;

Customer and Supplier Related Risks

•      concentration of sales with six customers;

•      emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;

•      OEM consolidation and cooperation;

•      shifts in market shares among vehicles or vehicle segments;

•      shifts in consumer "take rates" for products we sell;

•      dependence on outsourcing;

•      quarterly sales fluctuations;

•      potential loss of any material purchase orders;

•      a deterioration in the financial condition of our supply base;

Manufacturing Operational Risks

•      risks arising from Russia’s invasion of Ukraine and compliance with the sanctions regime imposed in response;

•      impact of the semiconductor chip shortage on OEM production volumes and on the efficiency of our operations;

•      risks related to COVID-19;

•      supply disruptions and higher costs to mitigate such disruptions;

•      regional energy shortages and price increases;

•      skilled labour attraction/retention;

•      product and new facility launch risks;

•      operational underperformance;

•      restructuring costs;

•      impairment charges;

•      labour disruptions;

•      climate change risks;

•      leadership succession;

IT Security/Cybersecurity Risks

•      IT/Cybersecurity breach;

•      Product cybersecurity breach;

Pricing Risks

•      inflationary pressures;

•      pricing risks following time of quote or award of new business;

•      price concessions;

•      commodity cost volatility;

•      declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•      costs related to repair or replace defective products, including due to a recall;

•      warranty or recall costs that exceed warranty provisions or insurance coverage limits;

•      product liability claims;

Acquisition Risks

•      competition for strategic acquisition targets;

•      inherent merger and acquisition risks;

•      acquisition integration risk;

Other Business Risks

•      risks related to conducting business through joint ventures;

•      our ability to consistently develop and commercialize innovative products or processes;

•      intellectual property risks;

•      our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•      risks of conducting business in foreign markets;

•      fluctuations in relative currency values;

•      tax risks;

•      reduced financial flexibility as a result of an economic shock;

•      changes in credit ratings assigned to us.

Legal, Regulatory and Other Risks

•      antitrust risk;

•      legal claims and/or regulatory actions against us; and changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form.

20	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2022	2021
Sales	15	$9,642	$10,179
Costs and expenses
Cost of goods sold		8,400	8,662
Depreciation and amortization		369	364
Selling, general and administrative		386	430
Interest expense, net		26	23
Equity income		(20)	(47)
Other expense (income), net	2	61	(58)
Income from operations before income taxes		420	805
Income taxes	10	41	183
Net income		379	622
Income attributable to non-controlling interests		(15)	(7)
Net income attributable to Magna International Inc.		$364	$615
Earnings per Common Share:	3
Basic		$1.23	$2.04
Diluted		$1.22	$2.03

Cash dividends paid per Common Share		$0.45	$0.43

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		296.6	301.0
Diluted		298.1	303.6

See accompanying notes

Magna International Inc. First Quarter Report 2022	21

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2022	2021
Net income		$379	$622
Other comprehensive income, net of tax:	12
Net unrealized loss on translation of net investment in foreign operations		(98)	(108)
Net unrealized gain on cash flow hedges		55	13
Reclassification of net gain on cash flow hedges to net income		(6)	(8)
Pension and post retirement benefits		1	—
Reclassification of net loss on pensions to net income		1	3
Other comprehensive loss		(47)	(100)
Comprehensive income		332	522
Comprehensive income attributable to non-controlling interests		(13)	(4)
Comprehensive income attributable to Magna International Inc.		$319	$518

See accompanying notes

22	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2022	2021

ASSETS
Current assets
Cash and cash equivalents	4	$1,996	$2,948
Accounts receivable		7,006	6,307
Inventories	5	4,258	3,969
Prepaid expenses and other		310	278
		13,570	13,502

Investments	6	1,487	1,593
Fixed assets, net		8,090	8,293
Operating lease right-of-use assets		1,667	1,700
Intangible assets, net		468	493
Goodwill		2,090	2,122
Deferred tax assets		464	421
Other assets	7	986	962
		$28,822	$29,086

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,845	$6,465
Other accrued liabilities	8	2,123	2,156
Accrued salaries and wages		879	851
Income taxes payable		190	200
Long-term debt due within one year	9	127	455
Current portion of operating lease liabilities		276	274
		10,440	10,401

Long-term debt		3,501	3,538
Operating lease liabilities		1,369	1,406
Long-term employee benefit liabilities		686	700
Other long-term liabilities		374	376
Deferred tax liabilities		413	440
		16,783	16,861
Shareholders' equity
Capital stock
Common Shares
[issued: 292,323,637; December 31, 2021 – 297,871,976]	11	3,358	3,403
Contributed surplus		95	102
Retained earnings		9,126	9,231
Accumulated other comprehensive loss	12	(942)	(900)
		11,637	11,836
Non-controlling interests		402	389
		12,039	12,225
		$28,822	$29,086

See accompanying notes

Magna International Inc. First Quarter Report 2022	23

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended March 31,
	Note	2022	2021
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$379	$622
Items not involving current cash flows	4	370	349
		749	971
Changes in operating assets and liabilities	4	(569)	(310)
Cash provided from operating activities		180	661

INVESTMENT ACTIVITIES
Fixed asset additions		(238)	(212)
Increase in public and private equity investments		(2)	(3)
Proceeds on disposal of facilities		6	—
Increase in investments, other assets and intangible assets		(64)	(104)
Settlement of long-term receivable from non-consolidated joint venture		—	50
Proceeds from dispositions		23	19
Business combinations		—	39
Cash used for investing activities		(275)	(211)

FINANCING ACTIVITIES
Issues of debt		28	9
Increase (decrease) in short-term borrowings		1	(101)
Repayments of debt		(357)	(34)
Issues of Common Shares on exercise of stock options		4	83
Tax withholdings on vesting of equity awards		(14)	(12)
Repurchase of Common Shares	11	(383)	(162)
Dividends		(133)	(130)
Cash used for financing activities		(854)	(347)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(3)	(13)

Net (decrease) increase in cash, cash equivalents during the period		(952)	90
Cash, cash equivalents and restricted cash equivalents, beginning of period		2,948	3,374
Cash, cash equivalents, end of period	4	$1,996	$3,464

See accompanying notes

24	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares
	Note	Number	Stated Value	Contri- buted Surplus	Retained Earnings	AOCL(i)	Non- controlling Interest	Total Equity
		[in millions]
Balance, December 31, 2021		297.9	$3,403	$102	$9,231	$(900)	$389	$12,225
Net income					364		15	379
Other comprehensive loss						(45)	(2)	(47)
Shares issued on exercise of stock options		0.1	5	(1)				4
Release of stock and stock units		0.3	14	(14)				—
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(12)			(14)
Repurchase and cancellation under normal course issuer bid	11	(5.8)	(64)		(322)	3		(383)
Stock-based compensation expense				8				8
Dividends paid			2		(135)			(133)
Balance, March 31, 2022		292.3	$3,358	$95	$9,126	$(942)	$402	$12,039

		Common Shares
	Note	Number	Stated Value	Contri- buted Surplus	Retained Earnings	AOCL(i)	Non- controlling Interest	Total Equity
		[in millions]
Balance, December 31, 2020		300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income					615		7	622
Other comprehensive loss						(97)	(3)	(100)
Business combinations							20	20
Shares issued on exercise of stock options		1.7	101	(18)				83
Release of stock and stock units		0.3	14	(14)				—
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(10)			(12)
Repurchase and cancellation under normal course issuer bid		(1.8)	(20)		(143)	1		(162)
Stock-based compensation expense				11				11
Dividends paid		0.1	2		(132)			(130)
Balance, March 31, 2021		300.6	$3,366	$107	$9,034	$(829)	$374	$12,052

(i)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. First Quarter Report 2022	25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.       SIGNIFICANT ACCOUNTING POLICIES

[a]      Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2021 audited consolidated financial statements and notes thereto included in the Company's 2021 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at March 31, 2022 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2022 and 2021.

[b]         Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

2.      OTHER EXPENSE (INCOME), NET

		Three months ended March 31,
		2022	2021
Losses (gains) on investment revaluations	[a]	$61	$(33)
Gain on business combination	[b]	—	(40)
Restructuring	[c]	—	15
		$61	$(58)

[a]          Losses (gains) on investments

During the first quarter of 2022, the Company recorded realized losses of $2 million [$2 million after tax] and net unrealized losses of $21 million [$18 million after tax] on the respective disposition and revaluation of certain public and private equity investments. Net unrealized losses of $38 million [$28 million after tax] were also recorded related to the revaluation of certain public company warrants.

During the first quarter of 2021, the Company recorded unrealized gains of $18 million [$13 million after tax] on the revaluation of certain private equity investments and $15 million [$11 million after tax] related to the revaluation of certain public company warrants.

[b]          Gain on business combinations

During the first quarter of 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. The acquisition included an additional 15% equity interest in two entities for which the Company previously used equity accounting. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].

The Company also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH.

[c]         Restructuring

During the first quarter of 2021, the Company recorded restructuring charges of $15 million [$15 million after tax] in certain equity accounted entities for its Power & Vision operations.

26	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.       EARNINGS PER SHARE

	Three months ended March 31,
	2022	2021
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$364	$615
Weighted average number of Common Shares outstanding	296.6	301.0
Basic earnings per Common Share	$1.23	$2.04
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$364	$615

Weighted average number of Common Shares outstanding	296.6	301.0
Stock options and restricted stock	1.5	2.6

	298.1	303.6
Diluted earnings per Common Share	$1.22	$2.03

[a]	For the three months ended March 31, 2022, diluted earnings per Common Share excluded 1.0 million [2021 – 0.3 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. First Quarter Report 2022	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.      DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, cash equivalents:

	March 31,	December 31,
	2022	2021
Bank term deposits and bankers' acceptances	$1,178	$1,984
Cash	818	964
	$1,996	$2,948

[b]	Items not involving current cash flows:

	Three months ended March 31,
	2022	2021
Depreciation and amortization	$369	$364
Amortization of other assets included in cost of goods sold	47	68
Deferred revenue amortization	(59)	(62)
Other non-cash charges	7	36
Future tax (recovery) expenses	(90)	14
Dividends received in excess of equity income	35	2
Non-cash portion of Other expense (income), net [note 2]	61	(73)
	$370	$349

[c]	Changes in operating assets and liabilities:

	Three months ended March 31,
	2022	2021
Accounts receivable	$(762)	$(648)
Inventories	(350)	(213)
Prepaid expenses and other	(5)	(23)
Accounts payable	441	347
Accrued salaries and wages	38	77
Other accrued liabilities	85	90
Income taxes payable	(16)	60
	$(569)	$(310)

28	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	INVENTORIES

Inventories consist of:

	March 31, 2022	December 31, 2021
Raw materials and supplies	$1,649	$1,598
Work-in-process	446	400
Finished goods	574	506
Tooling and engineering	1,589	1,465
	$4,258	$3,969

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.	INVESTMENTS

	March 31, 2022	December 31, 2021
Equity method investments	$989	$1,031
Public and private equity investments	331	358
Warrants	167	204
	$1,487	$1,593

Cumulative unrealized gains and losses on equity securities held as at March 31, 2022 were $78 million and $75 million [$84 million and $21 million as at December 31, 2021], respectively.

7.	OTHER ASSETS

Other assets consist of:

	March 31, 2022	December 31, 2021
Preproduction costs related to long-term supply agreements	$638	$668
Long-term receivables	207	184
Pension overfunded status	41	41
Unrealized gain on cash flow hedges	44	11
Other, net	56	58
	$986	$962

8.	WARRANTY

The following is a continuity of the Company's warranty accruals:

	2022	2021
Balance, beginning of period	$247	$284
Expense, net	17	27
Settlements	(4)	(28)
Foreign exchange and other	(5)	(4)
Balance, March 31	$255	$279

Magna International Inc. First Quarter Report 2022	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.	DEBT

During the first quarter of 2022, the Company redeemed all of the Cdn$425 million [$336 million] 3.100% Senior Notes due 2022 for $340 million. The redemption price included a $4 million make-whole payment which has been included in interest expense.

10.	INCOME TAX

For the three months ended March 31, 2022, the Company's effective income tax rate decreased from the customary rate primarily due to the partial release of valuation allowances against deferred tax assets resulting from a tax reorganization; net favourable adjustments related to changes in tax laws; a reduction in reserves for uncertain tax positions and favourable adjustments from foreign exchange effects not recognized for GAAP purposes.

11.	CAPITAL STOCK

[a]	During the first quarter of 2022, the Company repurchased 5.8 million shares under a normal course issuer bid for cash consideration of $383 million.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at April 28, 2022 were exercised or converted:

Common Shares	292,323,837
Stock options (i)	6,045,016
298,368,853

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

30	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2022	2021
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(735)	$(551)
Net unrealized loss	(96)	(105)
Repurchase of shares under normal course issuer bid	3	1
Balance, March 31	(828)	(655)

Accumulated net unrealized gain on cash flow hedges (i)
Balance, beginning of period	24	42
Net unrealized gain	55	13
Reclassification of net loss to net income	(6)	(8)
Balance, March 31	73	47

Accumulated net unrealized loss on pensions
Balance, beginning of period	(189)	(224)
Revaluation	1	—
Reclassification of net loss to net income	1	3
Balance, March 31	(187)	(221)

Total accumulated other comprehensive loss	$(942)	$(829)

(i)	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2022	2021
Balance, beginning of period	$(8)	$(15)
Net unrealized gain	(18)	(4)
Reclassification of net gain to net income	2	3
Balance, March 31	$(24)	$(16)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $56 million.

Magna International Inc. First Quarter Report 2022	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	March 31, 2022	December 31, 2021
Financial assets
Cash and cash equivalents	$1,996	$2,948
Accounts receivable	7,006	6,307
Warrants and public and private equity investments	498	562
Long-term receivables included in other assets	207	184
	$9,707	$10,001

Financial liabilities
Long-term debt (including portion due within one year)	$3,628	$3,993
Accounts payable	6,845	6,465
	$10,473	$10,458

Derivatives designated as effective hedges, measured at fair value Foreign currency contracts
Prepaid expenses	$65	$34
Other assets	44	11
Other accrued liabilities	(16)	(12)
Other long-term liabilities	(6)	(8)
	$87	$25

[b]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
March 31, 2022
Assets	$109	$14	$95
Liabilities	$(22)	$(14)	$(8)

December 31, 2021
Assets	$45	$14	$31
Liabilities	$(20)	$(14)	$(6)

32	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $127 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At March 31, 2022, the net book value of the Company's Senior Notes was $3.4 billion and the estimated fair value was $3.3 billion.

Magna International Inc. First Quarter Report 2022	33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (continued)

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period ended March 31, 2022, sales to the Company's six largest customers represented 79% of the Company's sales, and substantially all of the Company's sales are to customers with which it has ongoing contractual relationships.  In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At March 31, 2022, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
	U.S. dollar	Weighted average	Peso	Weighted average	U.S. dollar	Weighted average	Czech Koruna	Weighted average
	amount	rate	amount	rate	amount	rate	Amount	rate
Buy	180	0.79252	14,979	0.04454	174	0.84771	8,165	0.03753
(Sell)	(1,979)	1.27923	(11)	0.00074	(215)	1.18713	—	—

Forward contracts mature at various dates through 2025. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

34	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]	In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission where Magna received full immunity regarding two separate bilateral cartels involving the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b]	The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs [note 8].

Magna International Inc. First Quarter Report 2022	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense, net.

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income:

	Three months ended March 31, 2022
	Total	External	Adjusted	Depreciation and	Equity loss	Fixed asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$4,077	$4,014	$229	$183	$1	$118
Power & Vision	3,046	2,989	154	132	(16)	89
Seating Systems	1,376	1,370	49	22	(2)	18
Complete Vehicles	1,275	1,266	50	27	(1)	11
Corporate & Other [i]	(132)	3	25	5	(2)	2
Total Reportable Segments	$9,642	$9,642	$507	$369	$(20)	$238

	Three months ended March 31, 2021
	Total	External	Adjusted	Depreciation and	Equity loss	Fixed asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$4,025	$3,951	$327	$181	$2	$94
Power & Vision	3,156	3,097	297	133	(44)	98
Seating Systems	1,303	1,292	55	22	(2)	10
Complete Vehicles	1,850	1,837	80	23	(1)	8
Corporate & Other [i]	(155)	2	11	5	(2)	2
Total Reportable Segments	$10,179	$10,179	$770	$364	$(47)	$212

[i]	Included in Corporate & Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]	The following table reconciles Net income to Adjusted EBIT:

	Three months ended March 31,
	2022	2021
Net income	$379	$622
Add:
Interest expense, net	26	23
Other expense (income), net	61	(58)
Income taxes	41	183
Adjusted EBIT	$507	$770

36	Magna International Inc. First Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[b]	The following table shows Goodwill for the Company's reporting segments:

	March 31, 2022	December 31, 2021
Body Exteriors & Structures	$466	$471
Power & Vision	1,246	1,269
Seating Systems	269	270
Complete Vehicles	109	112
Total Reportable Segments	$2,090	$2,122

[c]	The following table shows Net Assets for the Company's reporting segments:

	March 31, 2022	December 31, 2021
Body Exteriors & Structures	$7,372	$7,349
Power & Vision	6,114	6,066
Seating Systems	1,424	1,379
Complete Vehicles	722	623
Corporate & Other	868	813
Total Reportable Segments	$16,500	$16,230

The following table reconciles Total Assets to Net Assets:

	March 31, 2022	December 31, 2021
Total Assets	$28,822	$29,086
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,996)	(2,948)
Deferred tax assets	(464)	(421)
Long-term receivables from joint venture partners	(15)	(15)
Deduct liabilities included in segment net assets:
Accounts payable	(6,845)	(6,465)
Accrued salaries and wages	(879)	(851)
Other accrued liabilities	(2,123)	(2,156)
Segment Net Assets	$16,500	$16,230

Magna International Inc. First Quarter Report 2022	37

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1 (800) 564-6253

United States – Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone: 1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                    MG

The New York Stock Exchange      MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.